EXHIBIT 99.1

National Penn Bancshares Q4/Year End 2005 Earnings Conference
Tuesday, January 24, 2006 - 1 pm ET

Wayne Weidner; National Penn Bancshares; Chairman, CEO
Glenn Moyer; National Penn Bancshares; President
Gary Rhoads; National Penn Bancshares; Treasurer, CFO
Michelle H. Debkowski; National Penn Bancshares; SVP, CAO and IR Officer

Questions and Answers

Michelle Debkowski: Thank you, Wayne.

We do have a few questions that were presented during the webcast that I’d like to review at this time.

Glenn, I’ll address the first one to you. The first question being - Should we expect additional expenses related to the loan fraud in 2006?

Glenn Moyer: Michelle, the answer to that is yes, but clearly at a reduced level from 2005 and, hopefully, significantly lower by midyear 2006.

Michelle Debkowski: Okay. the next two questions, as well, Glenn. Can you provide some color on the loan pipeline?

Glenn Moyer: Well, as we mentioned last quarter during the question period on a similar question, we review our pipeline monthly on a company wide basis and weekly within our business units. Based on recent reports the pipeline looks pretty solid as we head into the first couple of months of 2006.

Michelle Debkowski: Okay. And, finally, what is your outlook for asset quality and the loan loss reserve ratio?

Glenn Moyer: Clearly, we monitor these areas regularly and are guided primarily by the coverage ratio of nonperforming assets. I can mention, though, and it might be helpful to some listening, that currently we are budgeting net charge-offs for 2006 to be basically flat compared to 2005.

Michelle Debkowski: Thank you, Glenn.

Gary, the next several questions I’ll address to you. The first set being related to the net interest margin. What is the expectation for net interest margin and loan growth, which I believe we had talked about, in 2006? And do you see loan spreads continuing to narrow in 2006?

Gary Rhoads: We are expecting a moderating reduction in 2006 with net interest margin as evidenced by the 2 basis point drop in the fourth quarter of 2005 when you compare that to the third quarter 2005.

Loan growth, as Glenn had mentioned, we expect to be in the high single digit, low double digit increase range.

And what was the last part of that question?

Michelle Debkowski: Loan spreads continuing to narrow in 2006?

Gary Rhoads: I think the spreads will continue to be under pressure.

Michelle Debkowski: Okay. And next question, can you please explain the increase in other non-interest income and non-interest income? I think that was a repeat - other non-interest income and non-interest income? Was there something about an equity position gain realized? Can we view this as a securities gain?

Gary Rhoads: We have investments that are handled under the equity method of accounting that are actually not in our investment portfolio; they’re part of other assets on our balance sheet.

As equity method investments, we book our percentage ownership, which is usually in the 20% range, of their performance, on an ongoing basis, but it is a sporadic type of thing. As the performance of these investments warrant or improve or decreases, our earnings from that can go up or down.

As far as whether you want to view that as a securities gain, I’m going to have to let that up to you. This is income, though, that does flow through on a regular basis.

Michelle Debkowski: Okay. And, Gary, do you expect a further reduction in securities balances for 2006? And there was a similar question, securities ran down in the quarter, is the average balance in the fourth quarter a good run rate for 2006?

Gary Rhoads: As far as the securities balances for 2006, - the answer is no. As far as a reduction, we expect a high single digit percentage increase from securities purchases, and we will also be evaluating the potential of securitizing mortgages currently in our loan portfolio, as we have done in the past recent years, although we have not done any of that in 2005, but in prior years we had done some of that. So, the answer is - we actually look for an increase of securities balances.

Michelle Debkowski: All right. And a couple of questions here related to non-interest expenses. Can you please explain the linked quarter increase in non-interest expense?

There was a similar question related - why did the salary line go up in fourth quarter compared to the third quarter? And why was there a large increase in employee compensation benefit expense on a quarter-over-quarter basis? Is this a good run rate?

Gary Rhoads: Due to the fraud recovery during the fourth quarter of 2005 we were in a position to increase certain incentive compensation that was forfeited during the fourth quarter of 2004 as a result of the fraud. The run rate for compensation and benefit expense will be more similar to the third quarter of 2005 expense.

Michelle Debkowski: Okay. And two more questions for you and a final one for Glenn. Gary, can you please discuss the impact of the shift in earning assets on your net interest margin?

Gary Rhoads: The earning assets, obviously, we’ve talked about the investments where the balances have been down. Our loan portfolio has increased overall. Earning assets are either flat or down slightly, which has contributed to the overall net interest income issue that we’ve been facing.

Michelle Debkowski: Okay. And a final question for you, Gary. Can you please provide the internal rate of return on the Nittany deal?

Gary Rhoads: That would be in excess of 14%.

Michelle Debkowski: Thank you.

All right, and, Glenn, last question to you, that we’ve received. Can you discuss the election results on the call now that the merger is being discussed?

Glenn Moyer: Michelle, I’m assuming here that the question relates to the election results by the Nittany Financial Corporation shareholders?

Michelle Debkowski: Correct.

Glenn Moyer: The Nittany Financial shareholders meeting was held on January 17th, and while I don’t have the specific numbers I was in attendance at that meeting.

And my recall is that everyone was pleased that there was a very strong percentage of the total shares voted and that there was really an overwhelming percentage of those shares that were voted in favor of the merger. I recall something in the range of 98% favorable. And, of course, we’re looking forward to finalizing this acquisition over the next few business days.

Michelle Debkowski: Terrific. That concludes our presentation. Thank you to everybody for joining us, and look forward to having you on the call next time.

[End of Transcript]

* * * *

Cautionary Statement About Forward-Looking Information:

This transcript contains forward-looking information about National Penn Bancshares that is intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as "believe," "expect," "may," "will," "should,'' "project," "plan,'' "seek," "intend,'' or "anticipate'' or the negative thereof or comparable terminology, and include information about National Penn Bancshares’ proposed merger with Nittany Financial Corp. and their combined operations after the completion of the merger. Actual results could differ materially from those contained in any forward-looking statements. Such differences may be due to, but are not limited to, deteriorating economic conditions; increased competition; interest rate movements; market volatility in the securities markets; legislative or regulatory developments; merger-related synergies, savings and integration issues; potential difficulties in establishing and maintaining operations in new markets; technological changes; reputational risks; and other risks and uncertainties discussed in National Penn Bancshares’ Annual Report on Form 10-K for the year ended December 31, 2004, as well as other reports and filings with the Securities and Exchange Commission. See “Additional Information” below. National Penn Bancshares cautions you not to place undue reliance on these statements, and undertakes no obligation to publicly release or update any of these statements.

Additional Information:

National Penn Bancshares, Inc. has filed a registration statement on Form S-4 in connection with its proposed merger with Nittany Financial Corp., and Nittany Financial has mailed a proxy statement/prospectus to its shareholders in connection with the transaction. Investors and security holders of Nittany Financial are urged to read the proxy statement/prospectus because it contains important information about National Penn Bancshares, Nittany Financial, and the transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus at the SEC's web site at www.sec.gov. A free copy of the proxy statement/prospectus may also be obtained from National Penn Bancshares or Nittany Financial. You may direct such a request to either of the following persons:

Sandra L. Spayd	David Z. Richards Jr.
Corporate Secretary	President and CEO
National Penn Bancshares, Inc.	Nittany Financial Corporation
Philadelphia and Reading Avenues	116 East College Ave
Boyertown, PA 19512	State College, PA 16801
(610) 369-6202	(814) 238-5724

National Penn Bancshares, Nittany Financial and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Nittany Financial in favor of the transaction. Information regarding the interests of these officers and directors in the transaction is included in the proxy statement/prospectus.

In addition to the registration statement on Form S-4 filed by National Penn Bancshares in connection with the transaction, and the proxy statement/prospectus mailed to the shareholders of Nittany Financial in connection with the transaction, each of National Penn Bancshares and Nittany Financial file annual, quarterly and current reports, proxy and information statements and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 100 F Street, N.E., Washington, D.C., 20549, or any of the SEC's other public reference rooms located in New York and Chicago. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by National Penn Bancshares and Nittany Financial with the SEC are also available for free at the SEC's Web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from National Penn Bancshares or Nittany Financial.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.